Form U -13 - 60
                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 1997 and Ending December 31, 1997

                                    TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                       NORTHEAST NUCLEAR ENERGY COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - November 14, 1950


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                 John J. Roman, Vice President and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES







                    INSTRUCTIONS FOR USE ON FORM U-13-60

1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.



                      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                      ---------------------------------------------

                                                       Schedule or      Page
Description of Schedules and Accounts                   Acct. No.        No.
-------------------------------------              -------------------  -----
  COMPARATIVE BALANCE SHEET                        Schedule I            4-5

   SERVICE COMPANY PROPERTY                        Schedule II           6-7

   ACCUMULATED PROVISION FOR DEPRECIATION AND
   AMORTIZATION OF SERVICE COMPANY                 Schedule III           8

   INVESTMENTS                                     Schedule IV            9

   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES    Schedule V            10

   FUEL STOCK EXPENSES UNDISTRIBUTED               Schedule VI           11

   STORES EXPENSE UNDISTRIBUTED                    Schedule VII          12

   MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII         13

   MISCELLANEOUS DEFERRED DEBITS                   Schedule IX           14

   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
   EXPENDITURES                                    Schedule X            15

   PROPRIETARY CAPITAL                             Schedule XI           16

   LONG-TERM DEBT                                  Schedule XII          17

   CURRENT AND ACCRUED LIABILTIES                  Schedule XIII         18

   NOTES TO FINANCIAL STATEMENTS                   Schedule XIV          19

  COMPARATIVE INCOME STATEMENT                     Schedule XV           20

    ANALYSIS OF BILLING - ASSOCIATE COMPANIES      Account 457           21

    ANALYSIS OF BILLING - NONASSOCIATE COMPANIES   Account 458           22

    ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
    AND NONASSOCIATE COMPANIES                     Schedule XVI          23

    SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
    FUNCTION                                       Schedule XVII        24-25

    DEPARTMENTAL ANALYSIS OF SALARIES                                    26

    OUTSIDE SERVICES EMPLOYED                                            27

    EMPLOYEE PENSIONS AND BENEFITS                 Account 926           28

    GENERAL ADVERTISING EXPENSES                   Account 930.1         29

    MISCELLANEOUS GENERAL EXPENSES                 Account 930.2         30

    RENTS                                                                31

    TAXES OTHER THAN INCOME TAXES                  Account 408           32

    DONATIONS                                      Account 426.1         33

    OTHER DEDUCTIONS                               Account 426.5         34

    NOTES TO STATEMENT OF INCOME                   Schedule XVIII        35




                      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                      --------------------------------------------


                                                                        Page
Description of Reports or Statements                                     No.
------------------------------------                                    -----


   ORGANIZATION CHART                                                    36

   METHODS OF ALLOCATION                                                 37

   ANNUAL STATEMENT OF COMPENSATION FOR
   USE OF CAPITAL BILLED                                                 38

   SIGNATURE PAGE                                                        39






                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.
 -------  --------------------------------------------------------- ------------ ---------
 ACCOUNT                   ASSETS AND OTHER DEBITS                     AS OF DECEMBER 31
 -------  --------------------------------------------------------- ------------ ---------
                                                                       1997        1996
          SERVICE COMPANY PROPERTY                                  (Thousands of Dollars)
          ------------------------
 101      Service company property (Schedule II)                   $   39,152   $  38,117
 107      Construction work in progress (Schedule II)                   2,634       1,556
                                                                    ----------   ---------
              Total Property                                           41,786      39,673
                                                                    ----------   ---------
 108      Less accumulated provision for depreciation and
          amortization of service company property (Schedule III)      12,867      11,202
                                                                    ----------   ---------
              Net Service Company Property                             28,919      28,471
                                                                    ----------   ---------
          INVESTMENTS
          -----------
 123      Investments in associate companies (Schedule IV)                -            -
 124      Other investments (Schedule IV)                                 -            -
                                                                    ----------   ---------
              Total Investments                                           -            -
                                                                    ----------   ---------
          CURRENT AND ACCRUED ASSETS
          --------------------------
 131      Cash                                                            -            -
 134      Special deposits                                                -            -
 135      Working funds                                                     2           2
 136      Temporary cash investments (Schedule IV)                        -            -
 141      Notes receivable                                                  2          -
 143      Accounts receivable                                           5,255       9,694
 144      Accumulated provision of uncollectible accounts                 -            -
 146      Accounts receivable from associate companies (Schedule V)   152,978     111,590
 152      Fuel stock expenses undistributed (Schedule VI)                 -            -
 154      Materials and supplies                                       65,829      61,117
 163      Stores expense undistributed (Schedule VII)                     310          18
 165      Prepayments                                                   3,612       5,557
 174      Miscellaneous current and accrued assets (Schedule VIII)        -            -
                                                                    ----------   ---------
              Total Current and Accrued Assets                        227,988     187,978
                                                                    ----------   ---------
          DEFERRED DEBITS
          ---------------
 181      Unamortized debt expense                                        125         152
 184      Clearing accounts                                               377         608
 186      Miscellaneous deferred debits (Schedule IX)                  15,231       5,756
 188      Research, development, or demonstration
          expenditures (Schedule X)                                       -            -
 189      Unamortized loss on reacquired debt                             263          -
 190      Accumulated deferred income taxes                            20,376      15,197
                                                                    ----------   ---------
              Total Deferred Debits                                    36,372      21,713
                                                                    ----------   ---------
              TOTAL ASSETS AND OTHER DEBITS                        $  293,279   $ 238,162
                                                                    ==========   =========




                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.
 -------  --------------------------------------------------------- ------------ ---------
 ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL               AS OF DECEMBER 31
 -------  --------------------------------------------------------- ------------ ---------
                                                                       1997        1996
          PROPRIETARY CAPITAL                                       (Thousands of Dollars)
          -------------------
 201      Common stock issued  (Schedule XI)                       $       15 $        15
 211      Miscellaneous paid-in-capital (Schedule XI)                  15,350      15,350
 215      Appropriated retained earnings (Schedule XI)                    -            -
 216      Unappropriated retained earnings (Schedule XI)                  864         867
                                                                    ----------   ---------
              Total Proprietary Capital                                16,229      16,232
                                                                    ----------   ---------
          LONG-TERM DEBT
          --------------
 223      Advances from associate companies (Schedule XII)                -            -
 224      Other long-term debt (Schedule XII)                          18,033      24,182
 225      Unamortized premium on long-term debt                           -            -
 226      Unamortized discount on long-term debt-debit                    -            -
                                                                    ----------   ---------
              Total Long-Term Debt                                     18,033      24,182
                                                                    ----------   ---------

          CURRENT AND ACCRUED LIABILITIES
          -------------------------------
 231      Notes payable                                                   -            -
 232      Accounts payable                                            116,130      71,954
 233      Notes payable to associate companies (Schedule XIII)            -            -
 234      Accounts payable to associate companies (Schedule XIII)      22,716      18,784
 236      Taxes accrued                                                13,742       7,257
 237      Interest accrued                                                -            -
 238      Dividends declared                                              -           500
 241      Tax collections payable                                         921         672
 242      Miscellaneous current and accrued
          liabilities (Schedule XIII)                                  87,097      81,745
                                                                    ----------   ---------
              Total Current and Accrued Liabilities                   240,606     180,912
                                                                    ----------   ---------
          DEFERRED CREDITS
          ----------------
 253      Other deferred credits                                       17,235      15,595
 255      Accumulated deferred investment tax credits                   1,176       1,241
                                                                    ----------   ---------
              Total Deferred Credits                                   18,411      16,836
                                                                    ----------   ---------
 282      ACCUMULATED DEFERRED INCOME TAXES                               -            -
          ---------------------------------                         ----------   ---------

          TOTAL LIABILITES AND PROPRIETARY CAPITAL                 $  293,279   $ 238,162
                                                                    ==========   =========



                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 1997

                           SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------
                                     BALANCE AT           RETIREMENTS             BALANCE
                                     BEGINNING                OR        OTHER     AT CLOSE
                DESCRIPTION           OF YEAR   ADDITIONS    SALES    CHANGES(1)  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT (2)
  308  OFFICE FURNITURE AND EQUIPMENT
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY (3)

  321  STRUCTURES AND IMPROVEMENTS     $32,866      $416                           $33,282
  322  REACTOR PLANT EQUIPMENT
  324  ACCESSORY ELECTRIC EQUIPMENT         27                                          27
  325  MISCELLANEOUS POWER PLANT
       EQUIPMENT                         4,045       530                             4,575
  391  OFFICE FURNITURE AND EQUIPMENT    1,179        89                             1,268
                                     ---------- --------- ----------- ---------- ----------
            SUB-TOTAL                   38,117     1,035                            39,152
                                     ---------- --------- ----------- ---------- ----------

  107  CONSTRUCTION WORK IN
       PROGRESS (4)                      1,556     1,078                             2,634
                                     ---------- --------- ----------- ---------- ----------
            TOTAL                      $39,673    $2,113          $0         $0    $41,786
                                     ========== ========= =========== ========== ==========


-------------------------------------------------------------------------------------------
   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                     NONE





                                    SCHEDULE II - CONTINUED
                                    -----------------------

   (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
       SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
       THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
           SUBACCOUNT DESCRIPTION                          ADDITIONS              OF YEAR
-------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

                                     NONE
















-------------------------------------------------------------------------------------------
   (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:




-------------------------------------------------------------------------------------------
   (4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:


       This account includes simulator upgrade, tools and general plant items.








                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 1997


                                      SCHEDULE III

                        ACCUMULATED PROVISION FOR DEPRECIATION AND
                         AMORTIZATION OF SERVICE COMPANY PROPERTY
                        ------------------------------------------

-------------------------------------------------------------------------------------------
                                                ADDITIONS               OTHER
                                     BALANCE AT  CHARGED               CHANGES    BALANCE
                                     BEGINNING     TO                    ADD      AT CLOSE
                DESCRIPTION           OF YEAR   ACCT 403  RETIREMENTS (DEDUCT)1/  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT
  308  OFFICE FURNITURE AND FIXTURES
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY

  321  STRUCTURES AND IMPROVEMENTS       7,744     1,432                      2      9,178
  322  REACTOR PLANT EQUIPMENT
  324  ACCESSORY ELECTRIC EQUIPMENT         13         1                                14
  325  MISCELLANEOUS POWER PLANT
       EQUIPMENT                         2,728       162                     40      2,930
  391  OFFICE FURNITURE AND FIXTURES       717        28                      0        745



                                     ---------- --------- ----------- ---------- ----------
            TOTAL                      $11,202    $1,623          $0        $42    $12,867
                                     ========== ========= =========== ========== ==========
-------------------------------------------------------------------------------------------
    1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                       Depreciation charged to clearing account             $40
                       Removal costs charged to reserve                       2
                                                                      ----------
                                                                            $42
                                                                      ==========







                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 1997


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

---------------------------------------------------------------------------------------
                                                               BALANCE AT    BALANCE AT
                                                                BEGINNING      CLOSE
                       DESCRIPTION                               OF YEAR      OF YEAR
---------------------------------------------------------------------------------------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

                                               NONE



ACCOUNT 124 - OTHER INVESTMENTS

                                               NONE


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

                                               NONE




                                                               -----------   ----------
                                          TOTAL                     $-            $-
                                                               ===========   ==========





                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1997


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


-------------------------------------------------------------------------------------------
                                                                  BALANCE AT    BALANCE AT
                                                                  BEGINNING       CLOSE
                        DESCRIPTION                                OF YEAR       OF YEAR
-------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


Northeast Utilities System Money Pool                               $75,000        $98,600
The Connecticut Light and Power Company                              28,344         43,284
Western Massachusetts Electric Company                                6,686         10,144
Northeast Utilities Service Company                                   1,768            918
North Atlantic Energy Service Corporation                                 -              6
Northeast Utilities                                                       -             -
Public Service Company of New Hampshire                                (208)            26







                                                                  ----------   ------------
                                             TOTAL                 $111,590       $152,978
                                                                  ==========   ============



ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:



               See page 10A for details.











                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1997


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


-------------------------------------------------------------------------------------------
                                                                                  TOTAL
                        DESCRIPTION                                              PAYMENTS
-------------------------------------------------------------------------------------------
                                                                                (Thousands
                                                                               of Dollars)

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

The Connecticut Light and Power Company                                               $306
Western Massachusetts Electric Company                                                  46
Public Service Company of New Hampshire                                                  3
North Atlantic Energy Service Corporation                                              210
Northeast Utilities Service Company                                                  9,534
                                                                               ------------
                                             TOTAL                                 $10,099
                                                                               ============


Convenience payments result primarily from the following items:

Engineering Services                                                                $5,096
Nuclear Compliance                                                                   1,747
Consulting Services                                                                    969
Computer Equipment & Supplies                                                          456
Temporary Personnel Services                                                         1,295
Miscellaneous (197 items)                                                              536
                                                                               ------------
                                             TOTAL                                 $10,099
                                                                               ============

















                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1997

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                   $   -          $   -          $   -
                                              ==========     ==========     ==========








                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1997

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



-------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR        EXPENSES        TOTAL
-------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED


Beginning Balance as of January 1, 1997                                          $18
                                                                           ----------

Activity for the year:

Stores expense undistributed                    $4,923         $5,924         10,847


The above stores expenses are billed back to each of the companies listed below:

The Connecticut Light & Power Company           (3,432)        (4,130)        (7,562)
Western Massachusetts Electric Company            (802)          (965)        (1,767)
Public Service Company of New Hampshire            (46)           (55)          (101)
Nonassociate Companies (see page 22
  for list of the companies)                      (511)          (614)        (1,125)
                                              ---------     ----------     ----------
Stores expense distributed                      (4,791)        (5,764)       (10,555)
                                              ---------     ----------     ----------

Net Activity for year                             $132           $160            292
                                              =========     ==========     ----------


Ending Balance as of December 31, 1997                                          $310
                                                                           ==========








                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1997


                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


----------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
----------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS


                                                         NONE















                                                               -----------    ----------
                                              TOTAL
                                                               ===========    ==========





                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1997


                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


-----------------------------------------------------------------------------------------
                                                                BALANCE AT     BALANCE AT
                                                                 BEGINNING       CLOSE
                       DESCRIPTION                                OF YEAR       OF YEAR
-----------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


Long term receivable from Rocky River
  Realty Company (associated company)                              $ -            $6,576
Contractual retainage                                                  800         5,175
Financial system development costs                                   3,090         2,270
RABBI Trust funding                                                    952           952
Unissued non-inventory stock materials                                 629           -
Connecticut sales tax under protest                                     99            99
Employee performance payments                                           92            97
External audit - Millstone Unit No. 3                                   53            53
Other deferred debits
  (9 items in 1997 and 5 items in 1996)                                 41             9
                                                                -----------    ----------
                                           TOTAL                    $5,756       $15,231
                                                                ===========    ==========


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1997


                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

------------------------------------------------------------------------------------


                             DESCRIPTION                              AMOUNT
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES


EPRI Assessment                                                             $70
EPRI Membership                                                              30




The above expenses are billed back to each of the associated companies listed below:

   The Connecticut Light and Power Company                                  (22)
   Western Massachusetts Electric Company                                    (5)
   Public Service Company of New Hampshire                                   (6)
   Nonassociate Companies (see page 22 for list
     of the companies)                                                      (67)
                                                                   -------------
                                                 TOTAL                       $0
                                                                   =============



                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          For the Year Ended December 31, 1997


                                      SCHEDULE XI

                                  PROPRIETARY CAPITAL

------------------------------------------------------------------------------------------
                                     NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
ACCOUNT                               SHARES         VALUE     ---------------------------
NUMBER     CLASS OF STOCK           AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
------------------------------------------------------------------------------------------
                                                                              (Thousands
                                                                              of Dollars)
201     COMMON STOCK ISSUED               60,000        $10.00         1,500      $15
------------------------------------------------------------------------------------------

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

------------------------------------------------------------------------------------------
            DESCRIPTION                                            AMOUNT
------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                          $15,350

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                         -
                                                                    ---------
                                                     TOTAL           $15,350
                                                                    =========
------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
              Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate pecentage, amount of dividend, date declared and date paid.
------------------------------------------------------------------------------------------
                                    BALANCE AT     NET INCOME                 BALANCE AT
                                     BEGINNING        OR         DIVIDENDS       CLOSE
            DESCRIPTION               OF YEAR        (LOSS)         PAID        OF YEAR
------------------------------------------------------------------------------------------
                                                    (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                        $867        $1,998        $2,001         $864
                                        ---------     ---------    ---------     ---------
                             TOTAL          $867        $1,998        $2,001         $864
                                        =========     =========    =========     =========
The net income is all compensation for use of capital.

The dividends are paid as follows:

          Rate Percentage            Amount of
             Per Share               Dividend    Date Declared Date Paid
       ----------------------       ------------ ------------- ---------
                   $1,334.00          $2,001,000    11/10/97   11/30/97






                            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                                    For the Year Ended December 31, 1997


                                                SCHEDULE XII

                                               LONG-TERM DEBT


INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account
             224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.
------------------------------------------------------------------------------------------------------
                                                                 BALANCE                      BALANCE
                        TERMS OF OBLIG.  DATE                       AT                           AT
                        CLASS & SERIES   OF    INTEREST  AMOUNT  BEGINNING          DEDUCTIONS CLOSE
NAME OF CREDITOR         OF OBLIGATION MATURITY  RATE  AUTHORIZED OF YEAR ADDITIONS    (1)    OF YEAR
------------------------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE
            COMPANIES:                                                    NONE
                                                       ===============================================

ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:

Prudential Insurance    Senior
 Company of America     Unsecured Note 5/2000     7.67%  $25,000  $24,182        $0    $6,149 $18,033



                                                       -----------------------------------------------
    TOTAL OTHER LONG-TERM DEBT                           $25,000  $24,182        $0    $6,149 $18,033
                                                       ===============================================

(1) GIVE AN EXPLANATION OF DEDUCTIONS:

Principal payment. As a result of a Downgrade Event, acceleration of principal and interest payments were made. The rate of interest is now at 7.67% per annum. The date of maturity is now May 8, 2000.



                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1997

                     SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------------------
                                                                BALANCE AT      BALANCE AT
                                                                 BEGINNING        CLOSE
                       DESCRIPTION                                OF YEAR        OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES







                                                                -----------     ----------
                                           TOTAL                   $ -             $ -
                                                                ===========     ==========
------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

The Connecticut Light and Power Company                               $756         $1,600
Western Massachusetts Electric Company                                  41             46
Northeast Utilities Service Company                                 17,534         20,639
Northeast Utilities                                                     95            180
Public Service Company of New Hampshire                                203            210
North Atlantic Energy Service Corporation                              155             41


                                                                -----------     ----------
                                           TOTAL                   $18,784        $22,716
                                                                ===========     ==========
------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Millstone 3 Funding Liability                                      $47,996        $39,801
Pension Cost                                                        30,452         35,855
VEPCO and PECO Incentive Fees                                        -              4,752
Performance Reward Program                                             544          3,485
Payroll Accrual                                                      2,756          2,748
Severance Accrual                                                    -                481
Miscellaneous (2 items)                                                 (3)           (25)
                                                                -----------     ----------
                                           TOTAL                   $81,745        $87,097
                                                                ===========     ==========




               ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 1997

                                  SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERAL
     Northeast Nuclear Energy Company (NNECO or the company) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company and North Atlantic Energy Corporation are the operating subsidiaries of the Northeast Utilities system (the NU system) and are wholly owned by NU. NNECO acts as agent for the NU system companies and other New England utilities in operating the two nuclear generating facilities (Millstone 1 and 2) that are wholly owned by CL&P and WMECO. The cost of the two nuclear units is recorded on the books of the affiliated utility companies in their proportionate ownership shares. In addition, NNECO acts as agent in operating a third nuclear generating unit, Millstone 3, for CL&P, PSNH, WMECO and other nonaffiliated utilities. The cost of Millstone 3 is recorded on the books of CL&P, PSNH, WMECO and the nonaffiliated utilities based upon their proportionate ownership shares.

     Other wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. North Atlantic Energy Service Corporation has operational responsibility of the Seabrook nuclear power plant.

     All transactions among affiliated companies are on a recovery of cost basis, which may include amounts representing a return on equity, and are subject to approval of various federal and state regulatory agencies.

     PUBLIC UTILITY REGULATION
     NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (the 1935 Act). NU and its subsidiaries, including the company, are subject to the provisions of the 1935 Act.

     REVENUES
     The company provides services to the affiliated utility companies on the basis of recovery of cost plus return on capital, as defined under the terms of agreements, which have been approved by various federal and state regulatory commissions having jurisdiction over operations of the company and the affiliated utility companies.

     DEPRECIATION
     The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency.

     Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of utility plant-in-service are equivalent to a composite rate of 4.5 percent in 1997 and 1996.

2.   LEASES

     The company has entered into lease agreements with two unaffiliated third parties for the use of nuclear control room simulators (simulators) for Millstone 1 and 2, and CL&P's and WMECO's share of the Millstone 3 simulator. In addition, the company's affiliates have entered into lease agreements for the use of data processing equipment, office equipment, vehicles and office space. NNECO is billed for its proportionate share of these leases through the intercompany billing system. The provisions of these lease agreements generally provide for renewal options.

     Rental payments charged to operating expenses for 1997 and 1996 amounted to approximately $4.8 each year, for capital lease rental payments and $6.1 million and $6.8 million, respectively, for operating lease rental payments.

     Interest included in capital lease rental payments for 1997 and 1996 was approximately $1.6 million and $1.8 million, respectively.

     Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases as of December 31, 1997, are approximately:

          Period                           Capital Leases      Operating Leases

                                                 (Thousands of Dollars)

            1998.........................     $ 4,400              $  800
            1999.........................       4,400                 600
            2000.........................       4,000                 300
            2001.........................       1,900                  40
            2002.........................         -                    30
            After 2002...................         -                    40
                                              -------             -------

            Future minimum lease payments      14,700              $1,810
            $1,810                                                =======


            Less amount representing interest   2,700


            Present value of future minimum
              lease payments.............     $12,000
                                              =======

3.   SHORT-TERM DEBT

     Certain subsidiaries of NU, including NNECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool, but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive and pay interest based on the average daily Federal Funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1997 and 1996, NNECO had no borrowings outstanding under the Pool.

4.   LONG-TERM DEBT

     Detail of long-term debt outstanding is:


     December 31,                                           1997        1996
                                                          (Thousands of Dollars)
     7.67% Senior Notes, due 2000...............          $18,033     $24,182
     Less:  Amounts due within one year.........            6,011         398
     Long-term debt, net........................          $12,022     $23,784



     In April 1997, Moody's Investors Services downgraded both CL&P's and WMECO's first mortgage bonds. As a result of this downgrade, NNECO's note payments became accelerated as required under the terms of the notes. NNECO is now required to make a series of four equal annual prepayments, effectively resulting in the notes being fully repaid by May 2000 rather than the original maturity date in 2019. Therefore, approximately $6 million of the notes has been reclassified as a current obligation.

     Cash sinking-fund requirements on debt outstanding at December 31, 1997 are approximately $6,011,000 for 1998 and 1999, $5,776,000 for 2000 and nothing for 2001 and 2002.

5.   PENSION BENEFITS

     NNECO participates in a uniform noncontributory-defined benefit retirement plan covering all regular NU system employees (the plan). Benefits are based on years of service and employees' highest eligible compensation during 60 consecutive months of employment. NNECO's direct portion of the NU system's pension cost, part of which was charged to plant, approximated $5.4 million in 1997 and $7.2 million in 1996.

     Currently, NNECO funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.




             ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 1997

                                  SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS

     The components of net pension cost for NNECO are:


     At December 31,                                               1997      1996
                                                               (Thousands of Dollars)

     Service cost.................................             $  5,572    $  5,882
     Interest cost................................                7,715       7,486
     Return on plan assets........................              (18,139)    (12,461)
     Net amortization.............................               10,256       6,335

     Net pension cost.............................             $  5,404    $  7,242



     For calculating pension cost, the following assumptions were used:


     For the Years Ended December 31,                               1997      1996

     Discount rate................................                7.75%       7.50%
     Expected long-term rate of return............                9.25        8.75
     Compensation/progression rate................                4.75        4.75

     The following table represents the plan's funded status reconciled to the Balance Sheets:


     At December 31,                                               1997       1996
                                                               (Thousands of Dollars)

     Accumulated benefit obligation at December 31, 1997 and
       1996, including vested benefits of $(54,697,000) and
       $(49,379,000), respectively................           $  (69,577)$  (63,645)

     Projected benefit obligation (PBO)...........            $(111,394) $(107,001)
     Market value of plan assets..................              103,949     89,828
     PBO in excess of market value of plan assets.               (7,445)   (17,173)
     Unrecognized transition amount...............               (1,584)    (1,729)
     Unrecognized prior service costs.............                3,804      4,062
     Unrecognized net gain........................              (30,630)    (15,612)
     Accrued pension liability....................            $ (35,855)$  (30,452)


     The following actuarial assumptions were used in calculating the plan's year-end funded status:


     At December 31,                                               1997      1996


     Discount rate................................                7.25%       7.75%
     Compensation/progression rate..............                  4.25        4.75


6.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The NU system subsidiaries, including NNECO, provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as Statement of Accounting
     Standards 106 (SFAS 106) benefits).  For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-
     retiree health care cost.  The SFAS 106 obligation has been calculated based on this assumption.  These benefits are available for employees retiring from the NU system who have met specified service requirements.
     NNECO's direct portion of SFAS      106 costs, part of which were deferred
     or charged to utility plant, approximated $1.2 million in 1997 and $2.1 million in 1996.

     During 1997 and 1996, NNECO funded SFAS 106 postretirement costs through external trusts. NNECO is funding on an annual basis amounts equal to the SFAS 106 costs for the year which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

     The components of health care and life insurance cost are:


     At December 31,                                              1997      1996
                                                               (Thousands of Dollars)

     Service cost.....................................         $   689      $1,009
     Interest cost....................................           1,072       1,204
     Return on plan assets............................          (1,623)       (762)
     Amortization of unrecognized transition obligation            277         277
     Other amortization, net..........................             821         330
     Net health care and life insurance cost..........          $1,236      $2,058



     The following assumptions were used in calculating SFAS 106 benefit costs:

     At December 31,                                              1997        1996


     Discount rate....................................            7.75%       7.50%
     Long-term rate of return - health assets, net of tax         6.00        5.25
     Long-term rate of return - life assets...........            9.25        8.75



     The following table represents the plan's funded status reconciled to the Balance Sheets:


     At December 31,                                               1997      1996
                                                               (Thousands of Dollars)

     Accumulated postretirement benefit obligation of:
       Retirees.......................................         $ (8,335)  $ (7,500)
       Active employees not eligible to retire........           (6,843)    (8,889)
     Total accumulated postretirement benefit obligation        (15,178)   (16,389)
     Market value of plan assets......................           10,008      7,881
     Accumulated postretirement benefit obligation
       in excess of plan assets.......................           (5,170)    (8,508)
     Unrecognized transition amount...................            4,159      4,436
     Unrecognized net loss............................            1,011      4,072
     Postretirement benefit obligation................        $       0 $        0



     The following actuarial assumptions were used in calculating the plan's year-end funded status:


     At December 31,                                                1997      1996


     Discount rate....................................            7.25%       7.75%
     Health care cost trend rate (a)..................            5.76        7.23


      (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.4 percent by 2001.

     The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $608,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $71,000. The trust holding the plan assets is subject to federal income taxes at a 39.6-percent tax rate.

7.   NUCLEAR PERFORMANCE

     The three Millstone units are managed by NNECO. Millstone 1, 2 and 3 have been out of service since November 4, 1995, February 21, 1996 and March 30,
     1996, respectively, and are on the Nuclear Regulatory Commission's (NRC)
     Watch List. The company has restructured its nuclear organization and is currently implementing comprehensive plans to restart the units. The actual date of the return to service for each of the units is dependent upon the completion of independent inspections and reviews by the NRC and a vote by the NRC commissioners. NU hopes to return Millstone 3 to service in the early spring of 1998 and Millstone 2 three to four months after Millstone 3. Millstone 1 has been placed in extended maintenance status while management is reviewing its options with respect to the unit.



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         FOR THE YEAR ENDED DECEMBER 31, 1997

                                     SCHEDULE XV

                            COMPARATIVE INCOME STATEMENT

---------------------------------------------------------------------------------------

  ACCOUNT         DESCRIPTION                                 1997             1996
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

           INCOME
           ------
    457    Services rendered to associate companies          $631,692         $409,581
    458    Services rendered to nonassociate companies        102,883           62,279
    421    Miscellaneous income or loss                         4,981            2,505
                                                          ------------      -----------
                                     Total Income             739,556          474,365
                                                          ------------      -----------

           EXPENSE
           -------
  Nuclear Power Expenses
    517    Operation Supervision and Engineering              140,209           57,959
    519    Coolants and Water                                   4,410            3,931
    520    Steam Expenses                                      30,906           27,385
    523    Electric Expenses                                   11,807           11,729
    524    Miscellaneous Nuclear Power Expenses                74,041           61,290
    525    Rents                                                5,579            5,690
    528    Maintenance Supervision and Engineering             85,234           41,362
    529    Maintenance of Structures                           14,799            9,429
    530    Maintenance of Reactor Plant Equipment             162,792          106,061
    531    Maintenance of Electric Plant                      115,900           61,703
    532    Maintenance of Miscellaneous Nuclear Plant             663            1,553
  Transmission Expenses
    560    Operation Supervision and Engineering                    0                0
    562    Station Expenses                                     1,565            1,752
    566    Miscellaneous Transmission Expenses                      0                0
    568    Maintenance Supervision and Engineering                  0                0
    569    Maintenance of Structures                                0                0
    570    Maintenance of Station Equipment                         0               31
  Administrative and General Expenses
    920    Salaries and wages                                  12,177           11,536
    921    Office supplies and expenses                         8,153            6,044
    922    Administrative expense transferred-credit                0                0
    923    Outside services employed                           18,588           11,876
    924    Property insurance                                  (1,227)           3,142
    925    Injuries and damages                                 4,296            3,164
    926    Employee pensions and benefits                      18,979           23,571
    928    Regulatory commission expense                           90               30
    930.1  General advertising expenses                             0                0
    930.2  Miscellaneous general expenses                         947            1,699
    931    Rents                                                4,434            3,573
    932    Maintenance of structures and equipment                639              257
  All other expenses
    403    Depreciation and amortization expense                1,623            1,621
    408    Taxes other than income taxes                       11,239           10,716
    409    Income taxes                                         7,975            6,882
    410    Provision for deferred income taxes                    837            1,218
    411    Provision for deferred income taxes-credit          (5,989)          (5,478)
    411.5  Investment tax credit                                  (65)             (66)
    426.1  Donations                                               24               19
    426.5  Other deductions                                     4,121              490
    427    Interest on long-term debt                           2,007            1,788
    430    Interest on debt to associate companies                  0                0
    431    Other interest expense                                 805              476
                                                          ------------      -----------
                                     Total Expense            737,558          472,433
                                                          ------------      -----------
                               Net Income                      $1,998           $1,932
                                                          ============      ===========


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1997

                                ANALYSIS OF BILLING

                                ASSOCIATE COMPANIES
                                   ACCOUNT 457


-------------------------------------------------------------------------------
                                   DIRECT    INDIRECT  COMPENSATION    TOTAL
                                    COSTS      COSTS      FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED    CHARGED   OF CAPITAL    BILLED
-------------------------------------------------------------------------------
                                             (Thousands of Dollars)

                                    457-1      457-2       457-3
                                 ----------------------------------------------

The Connecticut Light and
  Power Company                    $500,909                  $3,847   $504,756
Western Massachusetts
  Electric Company                  116,935                     900    117,835
Public Service Company
  of New Hampshire                    9,068                      33      9,101



                                 ---------- ---------- ------------ -----------

                           TOTAL   $626,912         $0       $4,780   $631,692
                                 ========== ========== ============ ===========




                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          For the Year Ended December 31, 1997

                                   ANALYSIS OF BILLING

                                 NONASSOCIATE COMPANIES
                                      ACCOUNT 458

---------------------------------------------------------------------------------------------
                                  DIRECT  INDIRECT  COMPENSATION            EXCESS    TOTAL
                                  COSTS     COSTS    FOR USE     TOTAL        OR      AMOUNT
NAME OF NONASSOCIATE COMPANY     CHARGED   CHARGED  OF CAPITAL   COSTS    DEFICIENCY  BILLED
---------------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)

                                  458-1     458-2     458-3                 458-4
                                -------------------------------------------------------------
Connecticut Yankee Atomic
  Power Company                 $    424 $         $        0 $      424  $         $    424
Central Maine Power Company        7,961                   29      7,990               7,990
Central Vermont Public Service     5,517                   20      5,537               5,537
Montaup Electric Co.              12,760                   46     12,806              12,806
New England Power Co.             38,965                  139     39,104              39,104
United Illuminating Company       11,728                   41     11,769              11,769
Fitchburg Gas & Electric Co.         692                    3        695                 695
Chicopee Municipal Electric        4,322                   15      4,337               4,337
Massachusetts Municipal
  Wholesale                       15,379                   55     15,434              15,434
Lyndonville Electric Department      156                    1        157                 157
Connecticut Municipal Electric
  Coop                             3,478                   12      3,490               3,490
Vermont Electric Gen & Trans.      1,136                    4      1,140               1,140
                                -------------------------------------------------------------
                                $102,518 $       0 $      365 $  102,883 $        0 $102,883
                                =============================================================




INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

The Company acts as agent in operating Millstone Unit 3 for the nonassociate companies.





ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
        For the Year Ended December 31, 1997

                    SCHEDULE XVI
         ANALYSIS OF CHARGES FOR SERVICE
      ASSOCIATE AND NONASSOCIATE COMPANIES
--------------------------------------------------------------------------
                                                 ASSOCIATE COMPANY CHARGES
                                                 -------------------------
ACCOUNT                                           DIRECT INDIRECT
NUMBER      DESCRIPTION OF ITEMS                   COST    COST    TOTAL
--------------------------------------------------------------------------

Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING      126,393       0  126,393
519   COOLANTS AND WATER                           3,874       0    3,874
520   STEAM EXPENSES                              27,189       0   27,189
523   ELECTRIC EXPENSES                           10,477       0   10,477
524   MISCELLANEOUS NUCLEAR POWER EXPENSES        64,803       0   64,803
525   RENTS                                        4,424       0    4,424
528   MAINTENANCE SUPERVISION AND ENGINEERING     72,374       0   72,374
529   MAINTENANCE OF STRUCTURES                   13,365       0   13,365
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT     140,393       0  140,393
531   MAINTENANCE OF ELECTRIC PLANT               90,606       0   90,606
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT     594       0      594
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING            0       0        0
562   STATION EXPENSES                               129       0      129
566   MISCELLANEOUS TRANSMISSION EXPENSES              0       0        0
568   MAINTENANCE SUPERVISION AND ENGINEERING          0       0        0
569   MAINTENANCE OF STRUCTURES                        0       0        0
570   MAINTENANCE OF STATION EQUIPMENT                 0       0        0
Administrative and General Expenses
920   SALARIES AND WAGES                          10,719       0   10,719
921   OFFICE SUPPLIES AND EXPENSES                 7,199       0    7,199
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT        0       0        0
923   OUTSIDE SERVICES EMPLOYED                   16,361       0   16,361
924   PROPERTY INSURANCE                          (1,488)      0   (1,488)
925   INJURIES AND DAMAGES                         3,606       0    3,606
926   EMPLOYEE PENSIONS AND BENEFITS              16,760       0   16,760
928   REGULATORY COMMISSION EXPENSE                   81       0       81
930.1 GENERAL ADVERTISING EXPENSES                     0       0        0
930.2 MISCELLANEOUS GENERAL EXPENSES                 829       0      829
931   RENTS                                        3,926       0    3,926
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT        561       0      561
All other expenses                                             0
403   DEPRECIATION AND AMORTIZATION EXPENSES       1,402       0    1,402
408   TAXES OTHER THAN INCOME TAXES                9,821       0    9,821
409   INCOME TAXES                                 7,991       0    7,991
410   PROVISION FOR DEFERRED INCOME TAXES            837       0      837
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT  (5,989)      0   (5,989)
411.5 INVESTMENT TAX CREDIT                          (65)      0      (65)
426.1 DONATIONS                                       21       0       21
426.5 OTHER DEDUCTIONS                             3,677       0    3,677
427   INTEREST ON LONG-TERM DEBTS                      0       0        0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES          0       0        0
431   OTHER INTEREST EXPENSE                         804       0      804
                                                 -------------------------
                          SUBTOTAL EXPENSES =    631,674       0  631,674

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                   2,007
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                           0
431   OTHER INTEREST EXPENSE                                            0
525   RENTS                                                           775
                                                                  --------
                             TOTAL EXPENSES =                     634,456
421   MISCELLANEOUS INCOME - CREDIT               (4,762)      0   (4,762)
      NET INCOME                                                    1,998
                                                 -------------------------
           TOTAL COST OF SERVICE =               626,912       0  631,692
                                                 =========================

      INSTRUCTION: Total cost of service will
      equal for associate and nonassociate
      companies the total amount billed under
      their separate analysis of billing
      schedules.




ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
        For the Year Ended December 31, 1997

                    SCHEDULE XVI
         ANALYSIS OF CHARGES FOR SERVICE
      ASSOCIATE AND NONASSOCIATE COMPANIES
------------------------------------------------------------------------------
                                                  NONASSOCIATE COMPANY CHARGES
                                                 -----------------------------
ACCOUNT                                           DIRECT INDIRECT
NUMBER      DESCRIPTION OF ITEMS                   COST    COST      TOTAL
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)
Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING       13,816       0       13,816
519   COOLANTS AND WATER                             536       0          536
520   STEAM EXPENSES                               3,717       0        3,717
523   ELECTRIC EXPENSES                            1,330       0        1,330
524   MISCELLANEOUS NUCLEAR POWER EXPENSES         9,238       0        9,238
525   RENTS                                           15       0           15
528   MAINTENANCE SUPERVISION AND ENGINEERING     12,860       0       12,860
529   MAINTENANCE OF STRUCTURES                    1,434       0        1,434
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT      22,399       0       22,399
531   MAINTENANCE OF ELECTRIC PLANT               25,294       0       25,294
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT      69       0           69
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING            0       0            0
562   STATION EXPENSES                             1,436       0        1,436
566   MISCELLANEOUS TRANSMISSION EXPENSES              0       0            0
568   MAINTENANCE SUPERVISION AND ENGINEERING          0       0            0
569   MAINTENANCE OF STRUCTURES                        0       0            0
570   MAINTENANCE OF STATION EQUIPMENT                 0       0            0
Administrative and General Expenses
920   SALARIES AND WAGES                           1,458       0        1,458
921   OFFICE SUPPLIES AND EXPENSES                   954       0          954
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT        0       0            0
923   OUTSIDE SERVICES EMPLOYED                    2,227       0        2,227
924   PROPERTY INSURANCE                             261       0          261
925   INJURIES AND DAMAGES                           690       0          690
926   EMPLOYEE PENSIONS AND BENEFITS               2,219       0        2,219
928   REGULATORY COMMISSION EXPENSE                    9       0            9
930.1 GENERAL ADVERTISING EXPENSES                     0       0            0
930.2 MISCELLANEOUS GENERAL EXPENSES                 118       0          118
931   RENTS                                          508       0          508
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT         78       0           78
All other expenses                                             0
403   DEPRECIATION AND AMORTIZATION EXPENSES         221       0          221
408   TAXES OTHER THAN INCOME TAXES                1,418       0        1,418
409   INCOME TAXES                                   (16)      0          (16)
410   PROVISION FOR DEFERRED INCOME TAXES              0       0            0
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT       0       0            0
411.5 INVESTMENT TAX CREDIT                            0       0            0
426.1 DONATIONS                                        3       0            3
426.5 OTHER DEDUCTIONS                               444       0          444
427   INTEREST ON LONG-TERM DEBTS                      0       0            0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES          0       0            0
431   OTHER INTEREST EXPENSE                           1       0            1
                                                 ----------------------------
                          SUBTOTAL EXPENSES =    102,737       0      102,737

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                           0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                               0
431   OTHER INTEREST EXPENSE                                                0
525   RENTS                                                               365
                                                                  ------------
                             TOTAL EXPENSES =                         103,102
421   MISCELLANEOUS INCOME - CREDIT                 (219)      0         (219)
      NET INCOME                                                            0
                                                 -----------------------------
           TOTAL COST OF SERVICE =               102,518       0      102,883
                                                 =============================

      INSTRUCTION: Total cost of service will
      equal for associate and nonassociate
      companies the total amount billed under
      their separate analysis of billing
      schedules.




ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
        For the Year Ended December 31, 1997

                    SCHEDULE XVI
         ANALYSIS OF CHARGES FOR SERVICE
      ASSOCIATE AND NONASSOCIATE COMPANIES
-------------------------------------------------------------------------------
                                                    TOTAL CHARGES FOR SERVICE
                                                 ------------------------------
ACCOUNT                                            DIRECT  INDIRECT
NUMBER      DESCRIPTION OF ITEMS                    COST     COST      TOTAL
-------------------------------------------------------------------------------

Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING        140,209        0    140,209
519   COOLANTS AND WATER                             4,410        0      4,410
520   STEAM EXPENSES                                30,906        0     30,906
523   ELECTRIC EXPENSES                             11,807        0     11,807
524   MISCELLANEOUS NUCLEAR POWER EXPENSES          74,041        0     74,041
525   RENTS                                          4,439        0      4,439
528   MAINTENANCE SUPERVISION AND ENGINEERING       85,234        0     85,234
529   MAINTENANCE OF STRUCTURES                     14,799        0     14,799
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT       162,792        0    162,792
531   MAINTENANCE OF ELECTRIC PLANT                115,900        0    115,900
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT       663        0        663
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING              0        0          0
562   STATION EXPENSES                               1,565        0      1,565
566   MISCELLANEOUS TRANSMISSION EXPENSES                0        0          0
568   MAINTENANCE SUPERVISION AND ENGINEERING            0        0          0
569   MAINTENANCE OF STRUCTURES                          0        0          0
570   MAINTENANCE OF STATION EQUIPMENT                   0        0          0
Administrative and General Expenses
920   SALARIES AND WAGES                            12,177        0     12,177
921   OFFICE SUPPLIES AND EXPENSES                   8,153        0      8,153
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0        0          0
923   OUTSIDE SERVICES EMPLOYED                     18,588        0     18,588
924   PROPERTY INSURANCE                            (1,227)       0     (1,227)
925   INJURIES AND DAMAGES                           4,296        0      4,296
926   EMPLOYEE PENSIONS AND BENEFITS                18,979        0     18,979
928   REGULATORY COMMISSION EXPENSE                     90        0         90
930.1 GENERAL ADVERTISING EXPENSES                       0        0          0
930.2 MISCELLANEOUS GENERAL EXPENSES                   947        0        947
931   RENTS                                          4,434        0      4,434
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT          639        0        639
All other expenses
403   DEPRECIATION AND AMORTIZATION EXPENSES         1,623        0      1,623
408   TAXES OTHER THAN INCOME TAXES                 11,239        0     11,239
409   INCOME TAXES                                   7,975        0      7,975
410   PROVISION FOR DEFERRED INCOME TAXES              837        0        837
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT    (5,989)       0     (5,989)
411.5 INVESTMENT TAX CREDIT                            (65)       0        (65)
426.1 DONATIONS                                         24        0         24
426.5 OTHER DEDUCTIONS                               4,121        0      4,121
427   INTEREST ON LONG-TERM DEBTS                        0        0          0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES            0        0          0
431   OTHER INTEREST EXPENSE                           805        0        805
                                                 ------------------------------
                          SUBTOTAL EXPENSES =      734,411        0    734,411

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                        2,007
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                                0
431   OTHER INTEREST EXPENSE                                                 0
525   RENTS                                                              1,140
                                                                     ----------
                             TOTAL EXPENSES =                          737,558
421   MISCELLANEOUS INCOME - CREDIT                 (4,981)       0     (4,981)
      NET INCOME                                                         1,998
                                                 ------------------------------
           TOTAL COST OF SERVICE =                 729,430        0    734,575
                                                 ==============================

      INSTRUCTION: Total cost of service will
      equal for associate and nonassociate
      companies the total amount billed under
      their separate analysis of billing
      schedules.






ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
    For the Year Ended December 31, 1995

                SCHEDULE XVII
    SCHEDULE OF EXPENSE DISTRIBUTION BY
       DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------


 ACCOUNT                                                TOTAL
 NUMBER        DESCRIPTION OF ITEMS                     AMOUNT    OVERHEAD
----------------------------------------------------------------------------
                                                      (Thousands of Dollars)
Nuclear Power Expenses
517      OPERATION SUPERVISION AND ENGINEERING          140,209           0
519      COOLANTS AND WATER                               4,410           0
520      STEAM EXPENSES                                  30,906           0
523      ELECTRIC EXPENSES                               11,807           0
524      MISCELLANEOUS NUCLEAR POWER EXPENSES            74,041           0
525      RENTS                                            5,579       1,140
528      MAINTENANCE SUPERVISION AND ENGINEERING         85,234           0
529      MAINTENANCE OF STRUCTURES                       14,799           0
530      MAINTENANCE OF REACTOR PLANT EQUIPMENT         162,792           0
531      MAINTENANCE OF ELECTRIC PLANT                  115,900           0
532      MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT         663           0
Transmission Expenses
560      OPERATION SUPERVISION AND ENGINEERING                0           0
562      STATION EXPENSES                                 1,565           0
566      MISCELLANEOUS TRANSMISSION EXPENSES                  0           0
568      MAINTENANCE SUPERVISION AND ENGINEERING              0           0
569      MAINTENANCE OF STRUCTURES                            0           0
570      MAINTENANCE OF STATION EQUIPMENT                     0           0
Administrative and General Expenses
920      SALARIES AND WAGES                              12,177           0
921      OFFICE SUPPLIES AND EXPENSES                     8,153           0
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT            0           0
923      OUTSIDE SERVICES EMPLOYED                       18,588           0
924      PROPERTY INSURANCE                              (1,227)          0
925      INJURIES AND DAMAGES                             4,296           0
926      EMPLOYEE PENSIONS AND BENEFITS                  18,979           0
928      REGULATORY COMMISSION EXPENSE                       90           0
930.1    GENERAL ADVERTISING EXPENSES                         0           0
930.2    MISCELLANEOUS GENERAL EXPENSES                     947           0
931      RENTS                                            4,434           0
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT            639           0
All other expenses
403      DEPRECIATION AND AMORTIZATION EXPENSES           1,623           0
408      TAXES OTHER THAN INCOME TAXES                   11,239           0
409      INCOME TAXES                                     7,975           0
410      PROVISION FOR DEFERRED INCOME TAXES                837           0
411      PROVISION FOR DEFERRED INCOME TAXES-CREDIT      (5,989)          0
411.5    INVESTMENT TAX CREDIT                              (65)          0
426.1    DONATIONS                                           24           0
426.5    OTHER DEDUCTIONS                                 4,121           0
427      INTEREST ON LONG-TERM DEBTS                      2,007       2,007
430      INTEREST ON DEBT TO ASSOCIATE COMPANIES              0           0
431      OTHER INTEREST EXPENSE                             805           0
                                                      ----------------------
                                TOTAL EXPENSES =        737,558       3,147
                                                      ======================

         INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
         General Structure of Accounting System:
         Uniform System of Accounts)

ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
    For the Year Ended December 31, 1995

                SCHEDULE XVII
    SCHEDULE OF EXPENSE DISTRIBUTION BY
       DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------------------------------------
                                                         DEPARTMENT OR SERVICE FUNCTION
                                                      ------------------------------------
 ACCOUNT                                               MILLSTONE   MILLSTONE   MILLSTONE
 NUMBER        DESCRIPTION OF ITEMS                     UNIT #1     UNIT #2     UNIT #3
------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
Nuclear Power Expenses
517      OPERATION SUPERVISION AND ENGINEERING             58,630      38,388      43,191
519      COOLANTS AND WATER                                 1,232       1,503       1,675
520      STEAM EXPENSES                                     8,663      10,620      11,623
523      ELECTRIC EXPENSES                                  3,734       3,914       4,159
524      MISCELLANEOUS NUCLEAR POWER EXPENSES              20,656      26,004      27,381
525      RENTS                                              1,444       1,599       1,396
528      MAINTENANCE SUPERVISION AND ENGINEERING           15,368      29,665      40,201
529      MAINTENANCE OF STRUCTURES                          4,051       6,265       4,483
530      MAINTENANCE OF REACTOR PLANT EQUIPMENT            24,076      68,677      70,039
531      MAINTENANCE OF ELECTRIC PLANT                      7,315      29,493      79,092
532      MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT           223         223         217
Transmission Expenses
560      OPERATION SUPERVISION AND ENGINEERING                  0           0           0
562      STATION EXPENSES                                       0           0       1,565
566      MISCELLANEOUS TRANSMISSION EXPENSES                    0           0           0
568      MAINTENANCE SUPERVISION AND ENGINEERING                0           0           0
569      MAINTENANCE OF STRUCTURES                              0           0           0
570      MAINTENANCE OF STATION EQUIPMENT                       0           0           0
Administrative and General Expenses
920      SALARIES AND WAGES                                 3,790       3,832       4,555
921      OFFICE SUPPLIES AND EXPENSES                       2,614       2,565       2,974
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT              0           0           0
923      OUTSIDE SERVICES EMPLOYED                          5,499       5,327       7,762
924      PROPERTY INSURANCE                                  (835)       (835)        443
925      INJURIES AND DAMAGES                                 901       1,238       2,157
926      EMPLOYEE PENSIONS AND BENEFITS                     5,926       6,114       6,939
928      REGULATORY COMMISSION EXPENSE                         35          26          29
930.1    GENERAL ADVERTISING EXPENSES                           0           0           0
930.2    MISCELLANEOUS GENERAL EXPENSES                       278         301         368
931      RENTS                                              1,433       1,414       1,587
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT              191         205         243
All other expenses
403      DEPRECIATION AND AMORTIZATION EXPENSES               663         503         457
408      TAXES OTHER THAN INCOME TAXES                      3,316       3,542       4,381
409      INCOME TAXES                                       4,016       4,010         (51)
410      PROVISION FOR DEFERRED INCOME TAXES                  419         418           0
411      PROVISION FOR DEFERRED INCOME TAXES-CREDIT        (2,995)     (2,994)          0
411.5    INVESTMENT TAX CREDIT                                (33)        (32)          0
426.1    DONATIONS                                              8           8           8
426.5    OTHER DEDUCTIONS                                   1,365       1,366       1,390
427      INTEREST ON LONG-TERM DEBTS                            0           0           0
430      INTEREST ON DEBT TO ASSOCIATE COMPANIES                0           0           0
431      OTHER INTEREST EXPENSE                               401         401           3
                                                      ------------------------------------
                                TOTAL EXPENSES =          172,384     243,760     318,267
                                                      ====================================

         INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
         General Structure of Accounting System:
         Uniform System of Accounts)


               ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 1997

                                 SCHEDULE XVII
                                 -------------

                           KEYS FOR SERVICE FUNCTIONS
                           --------------------------

  KEYS                          SERVICE FUNCTION
  ----                          ----------------




         The individual generating units for which NNECO provides service are listed separately on Page 24.








                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                        For the Year Ended December 31, 1997
                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------


                                    DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                 INCLUDED IN AMOUNTS BILLED TO      NUMBER OF
------------------            --------------------------------------- PERSONNEL
Indicate each dept.             TOTAL   PARENT    OTHER       NON        END
or service function.           AMOUNT  COMPANY ASSOCIATES ASSOCIATES   OF YEAR
--------------------          --------------------------------------- ---------
                                       (Thousands of Dollars)
MILLSTONE UNIT #1               28,517       0     28,517          0       436

MILLSTONE UNIT #2               37,118       0     37,118          0       563

MILLSTONE UNIT #3               50,717       0     34,497     16,220       648
                              --------------------------------------- ---------

                               116,352       0    100,132     16,220     1,647
                              ======================================= =========







                        ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                             For the Year Ended December 31, 1997

                                  OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
----------------------------------------------------------------------------------------
                                                                RELATIONSHIP
                                                                "A"-ASSOCIATE
                                                                  "NA"-NON
          FROM WHOM PURCHASED                  ADDRESS            ASSOCIATE    AMOUNT
----------------------------------------------------------------------------------------
                                                                             (Thousands
                                                                             of Dollars)
ENGINEERING SERVICES
--------------------
A E D                                                                NA            $173
ABB CE NUCLEAR POWER                                                 NA            $259
BARTLETT NUCLEAR INC                                                 NA            $105
CATARACT, INC.                                                       NA          $3,050
CONTINGENCY MANAGEMENT ASSOCIATES                                    NA            $590
CONTRACT SOLUTIONS                                                   NA          $2,809
COOPERS & LYBRAND LLP                                                NA            $229
CORE CORP                                                            NA            $139
DUKE ENGINEERING & SERVICES INC                                      NA          $1,249
ENERCON SERVICES INC                                                 NA            $347
ENGINEERING PLAN MANAGEMENT, INC.                                    NA            $499
GENERAL ELECTRIC COMPANY                                             NA          $2,024
GENERAL PHYSICS CORP                                                 NA            $270
J GIVOO CONSULTANTS INC                                              NA            $421
JANUS MANAGEMENT ASSOCIATES                                          NA          $1,422
LINC SYSTEMS CORP                                                    NA            $110
LITTLE HARBOR CONSULTANTS INC                                        NA          $2,127
MDM ENGINEERING CORP                                                 NA          $1,125
ONSITE                                                               NA            $624
P & I CONSULTING LTD                                                 NA            $111
PARSONS POWER GROUP INC                                              NA          $4,927
PECO NUCLEAR                                                         NA          $1,169
PERFORMANCE IMPROVEMENT INT'L                                        NA            $250
PERFORMANCE MANAGEMENT                                               NA            $108
PROTO POWER CORP                                                     NA            $347
RAYTHEON QUALITY PROGRAMS DIVISION                                   NA          $3,541
SARGENT & LUNDY, LLC                                                 NA          $4,250
SECORE L L C                                                         NA            $316
SOUTHERN DEVELOPMENT & INVESTMENT GROUP                              NA            $365
SPEC CONSULTANTS INC                                                 NA            $423
STONE & WEBSTER CONSTRUCTION CO. INC.                                NA            $573
THE INDUS GROUP INC                                                  NA            $101
TJE INC                                                              NA            $154
TUCKER ALAN INC                                                      NA            $552
VIRGINIA POWER                                                       NA          $3,878
W D ASSOCIATES INC                                                   NA          $1,080
XCALIBER CONSULTING GROUP                                            NA            $150
YANKEE ATOMIC ELECTRIC CO                                            NA            $499
MISCELLANEOUS (17 PAYEES)                                            NA            $406
                                                                             -----------
     TOTAL ENGINEERING SERVICES                                                  40,772
                                                                             ===========

LEGAL SERVICES
--------------
CARMODY & TORRANCE DR                                                NA             101
DAY BERRY & HOWARD                                                   NA           1,878
GOODWIN PROCTER & HOAR, LLP                                          NA             104
KILLIAN & GEPHART                                                    NA             387
MORGAN LEWIS & BOCKIUS, LLP                                          NA          $2,036
RALPH G BIRD                                                         NA             169
UPDIKE KELLY & SPELLACY                                              NA             491
WINSTON & STRAWN                                                     NA             237
                                                                             -----------
     TOTAL LEGAL SERVICES                                                        $5,403
                                                                             ===========
SECURITY SERVICES
-----------------
BURNS INTL SECURITY SERVICES                                         NA          $7,913
EQUIFAX SERVICES INC                                                 NA             196
MISCELLANEOUS (1 PAYEE)                                              NA              24
                                                                             -----------
     TOTAL SECURITY SERVICES                                                     $8,133
                                                                             ===========
TELECOMMUNICATION SERVICES
--------------------------
AT&T                                                                 NA             169
LUCENT TECHNOLOGIES                                                  NA             112
SNET                                                                 NA            $472
MISCELLANEOUS (7 PAYEES)                                             NA              16
                                                                             -----------
     TOTAL TELECOMMUNICATION SERVICES                                              $769
                                                                             ===========
TEMPORARY EMPLOYMENT SERVICES
-----------------------------
MANPOWER INC                                                         NA            $978
NUCON                                                                NA          $2,346
MISCELLANEOUS (1 PAYEE)                                              NA             $12
                                                                             -----------
     TOTAL TEMPORARY EMPLOYMENT SERVICES                                         $3,336
                                                                             ===========

WATER TREATMENT SERVICES
------------------------
ECOLOCHEM                                                            NA            $819
                                                                             -----------
     TOTAL WATER TREATMENT SERVICES                                                $819
                                                                             ===========
COMPUTERS SERVICES
------------------
ALPINE COMPUTER SYSTEMS                                              NA            $300
C W COSTELLO & ASSOCIATES INC                                        NA            $153
INTERLEAF INC                                                        NA            $115
PRIDE TECHNOLOGIES INC                                               NA            $284
SCIENTECH INC                                                        NA            $447
                                                                             -----------
     TOTAL COMPUTER SERVICES                                                      1,299
                                                                             ===========

OTHER SERVICES
--------------
BSA ADVERTISING INC                                                  NA             111
BURSON MARSTELLER                                                    NA             145
COOPERS & LYBRAND                                                    NA             128
INVESTCONSULT INC                                                    NA            $158
THE WINN COMPANY                                                     NA             120
MISCELLANEOUS (554 PAYEES)                                           NA           4,754
                                                                             -----------
     TOTAL OTHER SERVICES                                                        $5,416
                                                                             ===========

NORTHEAST UTILIITES SERVICE COMPANY
(Supplies centralized accounting,
administrative, data processing,
engineering, financial, legal,
operational, planning, purchasing
and other services)                                                   A         $18,623
                                                                             ===========
     GRAND TOTAL                                                                $84,570
                                                                             ===========



                            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                                   For the Year Ended December 31, 1997

                        OUTSIDE SERVICES EMPLOYED FOR PAYEES GREATER THAN $100,000

PAYEE NAME                    DESCRIPTION OF SERVICES RENDERED
----------------------------------------------------------------------------------------------------
ENGINEERING SERVICES
--------------------
A E D                         PROJECT MANAGEMENT SUPPORT FOR CONDITION BASED MAINTENANCE DEPARTMENT
ABB CE NUCLEAR POWER          COMBUSTION ENGINEERING RELATED SERVICES
BARTLETT NUCLEAR INC          DOSIMETRY PROCESSING SERVICES
CATARACT, INC.                ENGINEERING TECHNICAL SUPPORT SERVICES
CONTINGENCY MANAGEMENT ASSOC  FURNISH FIRE PROTECTION SERVICES - MILLSTONE FACILITY
CONTRACT SOLUTIONS            ENGINEERING RESTART ACTIVITIES ASSESSMENT
COOPERS & LYBRAND LLP         ENGINEERING SERVICES WITH REGARD TO COMPLIANCE OF ENVIRONMENTAL LAWS
                              AND REGS. AT MILLSTONE
CORE CORP                     SUPPORT MILLSTONE OPERATIONS
DUKE ENG & SERVICES INC       ENGINEERING SUPPORT FOR THE MILLSTONE DESIGN ENGINEERING GROUP
ENERCON SERVICES INC          ENGINEERING SERVICES - BACKLOG REDUCTION AND LICENSING ACTIVITIES
ENGINEERING PLAN MANAGE INC   ENGINEERING SERVICES TO SUPPORT FIRE PROTECTION PROGRAM VALIDATION
GENERAL ELECTRIC COMPANY      FURNISH LOW VOLTAGE SWITCHGEAR AND TRANSFORMERS
GENERAL PHYSICS CORP          CONSULTING SERVICES TO SUPPORT INDEPENDENT ASSESSMENT OF RESTART
                              ACTIVITIES
J GIVOO CONSULTANTS INC       ENGINEERING DESIGN BASIS VERIFICATION, LICENSING VALIDATION SUPPORT
JANUS MANAGEMENT ASSOCIATES   FURNISH CONSULTING SERVICES IN CONNECTION WITH WATCHLIST MATTERS
LINC SYSTEMS CORP             PROVIDE READINESS REVIEW DEVELOPMENT EFFORT
LITTLE HARBOR CONSULTANTS INC INDEPENDENT THIRD PARTY OVERSIGHT OF EMPLOYEE SAFETY CONCERNS PROGRAM
                              AT MILLSTONE
MDM ENGINEERING CORP          ENGINEERING SUPPORT FOR RESTART EFFORTS INCLUDING INDEPENDENT REVIEW
ONSITE                        ENGINEERING SERVICES RELATED TO OPERATION AND MAINTENANCE
P & I CONSULTING LTD          COMMITMENT REVIEW AND RESOLVE
PARSONS POWER GROUP INC       CONSULTING SERVICES TO PROVIDE AN INDEPENDENT CORRECTIVE ACTION
                              VERIFICATION PROGRAM (ICAVP)
PECO NUCLEAR                  MANAGEMENT AND ENGINEERING CONSULTING SERVICES AT MILLSTONE
PERFORMANCE IMPROVEMENT INT'L CONSULTING SERVICES FOR CORRECTIVE ACTION BACKLOG MANAGEMENT AND
                              OPTIMIZATION PROGRAM
PERFORMANCE MANAGEMENT        CONSULTING SERVICES TO PROVIDE RESTART EFFORTS
PROTO POWER CORP              ENGINEERING SERVICES TO SUPPORT MILLSTONE DESIGN ENGINEERING GROUP
RAYTHEON QUALITY PROGRAMS DIV.FURNISH ENGINEERING SERVICES TO PROVIDE PIPING AND COMPONENT ANALYSIS
SARGENT & LUNDY, LLC          CONSULTING SERVICES TO PROVIDE AN INDEPENDENT CORRECTIVE ACTION
                              VERIFICATION PROGRAM (ICAVP)
SECORE L L C                  PROVIDE SCHEDULING SERVICES TO MILLSTONE
SOUTHERN DEV & INVEST. GROUP  ENGINEERING SERVICES ASSOCIATED WITH APPENDIX R ISSUES
SPEC CONSULTANTS INC          SUPPORT NUCLEAR PRODUCTION , QA/QC INSPECTIONS SERVICES AT MILLSTONE
STONE & WEBSTER CONST CO INC  SITE MAINTENANCE AND JANITORIAL SERVICES
THE INDUS GROUP INC           PROVIDE SUPPORT CONTROL DOCUMENTATION FOR ICAVP,  PROCESS REVIEW
TJE INC                       SHIFT MANAGEMENT CONSULTING SERVICES
TUCKER ALAN INC               ASSIST IN LEGAL PROCEEDINGS CONCERNING MILLSTONE OUTAGES
VIRGINIA POWER                MANAGEMENT AND ENGINEERING CONSULTING SERVICES AT MILLSTONE
W D ASSOCIATES INC            OPERATIONS, PROCESS, REGULATORY LICENSING & ENGINEERING CONSULTING
                              SERVICES FOR MILLSTONE RESTART EFFORTS
XCALIBER CONSULTING GROUP     REVIEW ISSUES ON MANAGEMENT AND SUPERVISORY PRACTICES AT MILLSTONE
YANKEE ATOMIC ELECTRIC CO     ENGINEERING SERVICES TO SUPPORT INDEPENDENT ASSESSMENT TEAM


LEGAL SERVICES
--------------
CARMODY & TORRANCE DR         FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
DAY BERRY & HOWARD            FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
GOODWIN PROCTER & HOAR LLP    FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
KILLIAN & GEPHART             FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
MORGAN LEWIS & BOCKIUS LLP    FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
RALPH G BIRD                  CONSULTING SERVICES TO SUPPORT LEGAL PROCEEDINGS FOR MILLSTONE OUTAGES
UPDIKE KELLY & SPELLACY       FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
WINSTON & STRAWN              FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS

SECURITY SERVICES
-----------------
BURNS INTL SECURITY SERVICES  FURNISH SECURITY SERVICES AND EQUIPMENT FOR BASELINE SECURITY SUPPORT
EQUIFAX SERVICES INC          FURNISH BACKGROUND INVESTIGATIONS FOR MILLSTONE

TELECOMMUNICATION SERVICES
--------------------------
AT&T                          PROVIDE TELEPHONE SERVICES
LUCENT TECHNOLOGIES           PROVIDE TELEPHONE SERVICES
SNET                          PROVIDE TELEPHONE SERVICES

TEMPORARY EMPLOYMENT SERVICES
-----------------------------
MANPOWER, INC.                FURNISH TEMPORARY LABOR SERVICES
NUCON                         FURNISH TEMPORARY LABOR SERVICES

WATER TREATMENT SERVICES
-------------------------
ECOLOCHEM                     PROVIDE WATER TREATMENT PURIFICATION SERVICES

COMPUTER SERVICES
-----------------
ALPINE COMPUTER SYSTEMS       CONSULTING SERVICES FOR DISK CONVERSION WORK
C W COSTELLO & ASSOCIATES INC PROVIDE PROGRAMMING SERVICES AS NEEDED
INTERLEAF INC                 PROVIDE HARDWARE AND SOFTWARE TROUBLESHOOTING
PRIDE TECHNOLOGIES INC        PROVIDE COMPUTER EQUIPMENT AND SUPPLIES
SCIENTECH INC                 CONSULTING SERVICES; DATA INTERFACE AND OTHER SOFTWARE WORK


OTHER SERVICES
---------------
BSA ADVERTISING INC           PROVIDE ADVERTISING SERVICES FOR MILLSTONE
BURSON MARSTELLER             PROVIDE CONSULTING COMMUNICATION SERVICES
COOPERS & LYBRAND             CONSULTING FINANCIAL SERVICES
INVESTCONSULT INC             HUMAN RESOURCES CONSULTING AT MILLSTONE
THE WINN COMPANY              CONSULTING, MEDIA TRAINING, VIDEO PRODUCTION








         ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANUY

                 For the Year Ended December 31, 1997

                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such
              listing should be limited to $25,000.
------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Pension Plan                                                 $6,299
Supplemental Retirement and Savings Plan                      3,529
Post Retirement Medical Benefit - FAS 106                     2,266
Early Retirement Program                                        (50)
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                              6,923
Other Employee Benefits Expenses                                 12
                                                          ---------
                                           TOTAL            $18,979
                                                          =========





              ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                     For the Year Ended December 31, 1997


                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

------------------------------------------------------------------------------
     DESCRIPTION                  NAME OF PAYEE                AMOUNT
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)







                                                               ---------
                                              TOTAL            $   -
                                                               =========



            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                   For the Year Ended December 31, 1997


                      MISCELLANEOUS GENERAL EXPENSES
                              ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act,
               as amended by Public Law 94-283 in 1976 (2 U.S.C.
               Sections 441(b)(2)) shall be separately classified.
--------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
--------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Services billed from Northeast Utilities Service               $946
  Company (an associate company)


Other miscellaneous expenses                                      1
                                                           ---------
                                           TOTAL               $947
                                                           =========








              ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                    For the Year Ended December 31, 1997


                                    RENTS



INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
               "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


---------------------------------------------------------------------------
             TYPE OF PROPERTY                             AMOUNT
---------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Buildings/office space                                          132

Computer/office equipment                                       179

Vehicles                                                      1,203

Simulator                                                     5,284

Services billed from Northeast Utilities Service
  Company (an associate company)                              4,456

                                                           ---------
                                           TOTAL             11,254
                                                           =========


          ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                  For the Year Ended December 31, 1997


                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408


INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than
              Income Taxes." Separate the analysis into two groups:
              (1)Other than U.S. Government taxes, and (2) U.S.
              Government taxes. Specify each of the various kinds of
              taxes and show the amounts thereof. Provide a subtotal
              for each class of tax.
-------------------------------------------------------------------------
                KIND OF TAX                               AMOUNT
-------------------------------------------------------------------------
                                                  (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                   $771
    Connecticut Insurance Premium Excise Tax                    130
    Massachusetts Unemployment                                    8
    Massachusetts Universal Health Tax                            1
    Local property                                            1,226
    Connecticut Sales Tax                                         6
    Connecticut Corporate Business Tax                         (408)
                                                           ---------
               Sub-Total                                      1,734
                                                           ---------



(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                        7,323
    Medicare Tax                                              2,088
    Federal Unemployment                                         94
                                                           ---------
               Sub-Total                                      9,505
                                                           ---------
                                           TOTAL             11,239
                                                           =========


                        ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                               For the Year Ended December 31, 1997


                                                DONATIONS
                                              ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-----------------------------------------------------------------------------------------
           NAME OF RECIPIENT                     PURPOSE OF DONATION            AMOUNT
-----------------------------------------------------------------------------------------
                                                                              (Thousands
                                                                              of Dollars)
Services billed from Northeast Utilities                                             $19
  Service Company (an associate company)

The Salvation Army                                                                     5

                                                                              ----------
                                                        TOTAL                        $24
                                                                              ==========



                ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 1997


                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

---------------------------------------------------------------------------
         DESCRIPTION                    NAME OF PAYEE             AMOUNT
---------------------------------------------------------------------------
                                                                (Thousands
                                                                of Dollars)


Executive incentive
 compensation plan            Various Officers                        $862

Services billed from Northeast
 Utilities Service Company
 (an associate company)                                              1,071

Civil Penalties               United States Nuclear
                               Regulatory Commission                 2,155

Communication services        Miscellaneous (46 payees)                 32

Miscellaneous (2 items)                                                  1

                                                                   --------
                                                          TOTAL     $4,121
                                                                   ========




                       ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                               For the Year Ended December 31, 1997

                                         SCHEDULE XVIII

                                  NOTES TO STATEMENTS OF INCOME

    INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.





    See Notes to Financial Statements on pages 19 through 19E.




  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
    ORGANIZATION CHART (AS OF DECEMBER 31, 1997)




President and Chief Executive Officer - Nuclear

 - Senior Vice President and Chief Nuclear Officer - Millstone

    - Recovery Officer (Millstone Unit #1)

    - Recovery Officer (Millstone Unit #2)

    - Vice President (Millstone Unit #3)






                    NORTHEAST NUCLEAR ENERGY COMPANY
                    --------------------------------
                         METHODS OF ALLOCATION
                         ---------------------
                  For the year ended December 31, 1997
                  ------------------------------------





The costs associated with the three Millstone units are billed directly or allocated using one of three methods. The allocation methods are as follows:



1.  One-third to each unit;

2.  Number of employees;

3.  Net capacity of each unit.




If Millstone Unit 3 is not part of the allocation, then the allocated costs to Millstone 1 and 2 are on the basis of one-half to each of the two units.







          ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

       ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1997:

       In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Northeast Nuclear Energy Company submits the following information on the billing of interest on borrowed funds and a return on equity capital to associated companies for the year 1997:


       (A)  Amount of compensation for use of capital billed to (See Note)

       (B) The basis for billing of interest and return on equity capital to the associated companies is based on the percentage ownership of the individual units.



NOTE: For the associate companies and amounts, see "Analysis of Billing - Associate Companies" on page 21.









         ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                                     SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.









                                   NORTHEAST NUCLEAR ENERGY COMPANY
                                       (Name of Reporting Company)




                               By: /s/ John J. Roman
                                      (Signature of Signing Officer)




                                   John J. Roman - Vice President and Controller
                                    (Printed Name and Title of Signing Officer)



                                   Date: April 23, 1998